KH

SECUR 14046270 ION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC MAIL PROCESSING
RECEIVED
FEB 25 2014
WASH

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29946

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTCOUNTRY FINANCIAL

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16915 TURTLE POINT
(No. and Street)

CHARLOTTE (City) NORTH CAROLINA (State) 28278-8428 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES S. SCHMITT 704/583-4146
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, BARON, GOODYEAR, LLP
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PD 3/12/14

OATH OR AFFIRMATION

I, JAMES S. SCHMITT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTCOUNTRY FINANCIAL, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature JAMES S. SCHMITT

PRESIDENT/PROPRIETOR
Title

Notary Public

JESSICA B ALOSI
Notary Public
Mecklenburg Co., North Carolina
My Commission Expires Jan. 17, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of [redacted]. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTCOUNTRY FINANCIAL
(A PROPRIETORSHIP)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2013

(With Independent Auditor's Report Thereon)

WESTCOUNTRY FINANCIAL
(A PROPRIETORSHIP)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2013

(With Independent Auditor's Report Thereon)

WESTCOUNTRY FINANCIAL
A SOLE PROPRIETORSHIP

FINANCIAL STATEMENTS

DECEMBER 31, 2013

TABLE OF CONTENTS

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To The Owner
Westcountry Financial (A Sole Proprietorship)
Charlotte, NC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Westcountry Financial (A Proprietorship) as of December 31, 2013, and the related statements of income and comprehensive income, changes in proprietor's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westcountry Financial. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 10-12 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 10-12 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 10-12 is fairly stated in all material respects in relation to the financial statements as a whole.

Goodrich Baron Goodyear, LLP

Long Beach, California
February 14, 2014

WESTCOUNTRY FINANCIAL
A SOLE PROPRIETORSHIP
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013

ASSETS		
Cash	$	25,090
Receivables-Clearing Firm		763
Marketable Securities		32,335
TOTAL ASSETS	$	58,188
LIABILITIES AND PROPRIETOR'S EQUITY		
LIABILITIES		
Accounts Payable And Accrued Expenses	$	3,600
TOTAL LIABILITIES		3,600
PROPRIETOR'S EQUITY		
Proprietor's Equity		38,196
Accumulated Other Comprehensive Income		16,392
TOTAL PROPRIETOR'S EQUITY		54,588
TOTAL LIABILITIES AND PROPRIETOR'S EQUITY	$	58,188

See the Independent Auditor's Report
and notes to the financial statements

WESTCOUNTRY FINANCIAL
A SOLE PROPRIETORSHIP
STATEMENT OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUES		
Commission, Net of Clearing Fees	$	18,363
Realized Gain on Sale of Securities		690
Other Income		818
Interest and Dividends		857
TOTAL REVENUES		20,728
OPERATING EXPENSES		
Regulatory Fees and Assessments		6,297
Travel		4,242
Other Office Expenses		1,107
TOTAL EXPENSES		11,646
NET INCOME		9,082
OTHER COMPREHENSIVE INCOME		
Unrealized Gain on Securities		2,582
NET COMPREHENSIVE INCOME	$	11,664

See the Independent Auditor's Report
and notes to the financial statements

WESTCOUNTRY FINANCIAL
A SOLE PROPRIETORSHIP
STATEMENT OF CHANGES IN PROPRIETOR'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Proprietor's Equity	Accumulated Other Comprehensive Income	Total
Balance, January 1, 2013	$ 24,114	$ 13,810	$ 37,924
Net Income(loss)	9,082	-	9,082
Change in Accumulated Other Comprehensive Income	-	2,582	2,582
Proprietor Contribution	5,000	-	5,000
Balance, December 31, 2013	$ 38,196	$ 16,392	$ 54,588

See the Independent Auditor's Report
and notes to the financial statements

WESTCOUNTRY FINANCIAL
A SOLE PROPRIETORSHIP
STATEMENT OF CASH FLOWS
FOR THE YEAR DECEMBER 31, 2013

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES		
Net Income(Loss)	$	9,082
Adjustments to reconcile net income to net cash used by operating activities		
Gain on sale of investments		(690)
(Increase) decrease in:		
Receivables - Clearing Firm		566
Increase (decrease) in:		
Accounts payable and accrued expenses		600
Net cash provided by operating activities		9,558
CASH FLOWS USED BY INVESTING ACTIVITIES		
Sales of Marketable Securities		5,446
Purchases of Marketable Securities		(6,034)
		(588)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES		
Proprietor Contributions		5,000
CHANGE IN CASH		13,970
BEGINNING CASH		11,120
ENDING CASH	$	25,090

NOTE 1 - GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Westcountry Financial(the "Firm"), a sole proprietorship, is a registered broker-dealer maintaining its only office in Charlotte, North Carolina. The Firm is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1. The Firm operates pursuant to the (K) (2) (i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. Therefore, the Firm is exempt from the computation for the determination of reserve requirements pursuant to rule 15c3-3 as well as the disclosure of information relating to possession and control requirements pursuant to Rule 15c3-3. The Firm's business consists of trades cleared through a clearing firm on a fully disclosed basis.

Method of Accounting

The Firm's financial statements have been prepared using the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America. The Firm uses the trade date basis for recording all securities transactions.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Firm considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2013.

Fair Value Measurements

Generally accepted accounting standards in the United States of America require the use of fair value to measure financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The standards define fair market value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing market participants at the measurement date. These accounting standards categorize the methods for determining the fair market value into three categories.

Level 1-Data used consists of quoted prices in active markets for identical assets or liabilities that the company has the ability to access at the measurement date. This data will often consist of daily published prices of actively traded stocks, bonds, and mutual funds for example. This level of data is given priority over level 2 and 3 data in establishing fair market value.

Level 2-Data used consists of observable information, either directly or indirectly, other than level 1 quoted prices. An example of such an asset can be a security or investment that is not traded actively and therefore no quoted price is available, but other similar securities or investments have traded recently, or other data such as interest or yield rates are available that allows for a valuation of the asset. Also, institutional funds are required to be classified as valued based on level 2 data even though revalued quoted prices are provided daily because they are not considered publicly traded. Level 2 data is given priority over level 3 data in establishing fair market value.

Level 3-There are no observable data for determining the fair value of the asset. This would occur where there is no current market or other activity that can be used to determine fair value. In this situation, unobservable data may be used to make the best fair value determination possible.

The standard also requires that the lowest level of input used in determining fair value be used in describing the level of input used in valuing an asset or liability.

Investments are the only financial item measured at fair value on a recurring basis.

SIPC Assessments

The SIPC assessments have been determined fairly in accordance with applicable instructions remitted timely.

Income Taxes

The Firm is a sole proprietorship. The Firm is not a taxpaying entity for purposes of federal and state income taxes. The net taxable income of the Firm is included on the income tax returns of the sole proprietor. Therefore, no provision for income taxes has been recognized by the Firm.

Comprehensive Income

Comprehensive income consists of income and losses affecting proprietor's equity that, under generally accepted accounting principles in the United States of America, are excluded from net income. These consist of unrealized gains and losses related to investments in marketable securities for the Firm.

Subsequent Events

The Firm has evaluated events and transactions occurring subsequent to year-end through the date that the financial statements were available for distribution, which was February 14, 2014. No transactions or events were found that were material enough to require recognition in the financial statements.

NOTE 2 - MARKETABLE SECURITIES

Investments in securities consists of securities available for sale at December 31, 2013.

	Fair Market Value Level 1	Cost	Unrealized Gain
Marketable Securities	$ 32,335	$ 15,943	$ 16,932

The unrealized gain of $16,932 is included as accumulated other comprehensive income in the accompanying Statement of Financial Condition.

NOTE 3 - NET CAPITAL

The Firm is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2013 the net capital was $49,738 which exceeded the required minimum capital by $44,738. The aggregate indebtedness to net capital ratio was .0724 to 1.

WESTCOUNTRY FINANCIAL
A SOLE PROPRIETORSHIP
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2013

Net Capital Computation	
Total Equity from the Statement of Financial Condition	$ 54,588
Less non-allowable assets:	-
	54,588
Hair Cuts	
15% haircut on security positions	4,850
Net Capital	$ 49,738
Computation of Basic Net Capital Requirement	
Minimum dollar net capital required	$ 5,000
Net Capital From Above	$ 49,738
Excess net capital	$ 44,738
Computation of Ratio of Aggregate Indebtedness to Net Capital	
Total aggregate indebtedness	$ 3,600
Ratio of aggregate indebtedness to net capital	.0724 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1	N/A

The computation of net capital as reported in the unaudited Part IIA filing agrees with the net capital above.

See the Independent Auditor's Report
and notes to the financial statements

WESTCOUNTRY FINANCIAL
A SOLE PROPRIETORSHIP
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2013

Not Applicable-A computation of reserve requirements is not applicable to Westcountry Financial, a sole proprietorship, as the Firm qualifies for exemption under Rule 15c3-3(k)(2)(i).

WESTCOUNTRY FINANCIAL
A SOLE PROPRIETORSHIP
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2013

Not Applicable-Information relating to possession or control requirements is not applicable to Westcountry Financial, a sole proprietorship, as the Firm qualifies for exemption under Rule 15c3-3(k)(2)(i).

GBG LLP

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

REPORT ON INTERNAL ACCOUNTING CONTROL

To The Owner
Westcountry Financial (A Proprietorship)
Los Angeles, California

In planning and performing our audit of the financial statements of Westcountry Financial (A Proprietorship) (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13,
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control activities that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Westcountry Financial as of and for the year ended December 31, 2013, and this report does not affect our report thereon dated February 14, 2014. The Company has not implemented adequate segregation of the duties over cash receipts and disbursement transactions. The Company consists solely of the Owner, with no employees, and is therefore unable to implement any procedures that provide for safeguards inherent in establishing a segregation of duties over cash.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear, LLP

Long Beach, California
February 14, 2014